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                                October 21, 2022

       Russell H. McMeekin
       Chief Executive Officer
       mCloud Technologies Corp.
       550-510 Burrard Street
       Vancouver, British Columbia
       Canada, V6C 3A8

                                                        Re: mCloud Technologies
Corp.
                                                            Supplemental
Response dated September 29, 2022
                                                            File No. 333-264859

       Dear Russell H. McMeekin:

              We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2022 letter.

       Supplemental Response dated September 29, 2022

       General

   1. We note your prior response addressing why Agnity did not meet the criteria in IFRS 5.32 to be considered a
discontinued operation for periods subsequent to June 30, 2022. IFRS
                                                        5.32 states, in
addition to other criteria that must be met, that a discontinued operation is a component of an entity.
IFRS 5.31 states in part that a component of an entity will have been a cash-generating
unit or a group of cash-generating units while being held for use.
                                                        We note that the
Company has identified Agnity as a cash-generating unit. While we understand you have
determined that the Company has a single segment, we do not
                                                        believe that it
necessarily follows that the disposal of Agnity is not a separate major line of business under IFRS
5.32(a). Additionally, factors such as Agnity having a separate
 Russell H. McMeekin
mCloud Technologies Corp.
October 21, 2022
Page 2
      website with distinct product offerings representing a significant portion of the Company revenues might suggest that Agnity represented a separate major product or service line under IFRS 5.32(a). Please elaborate on why the disposal of Agnity should not be presented as discontinued operations.

2. We have reviewed your response to our prior comment. Please provide pro forma financial information that reflects Agnity not being consolidated in your financial statements pursuant to Article 11 of Regulation S-X or tell us why you believe it is not required.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                            Sincerely,
FirstName LastNameRussell H. McMeekin
                                                            Division of
Corporation Finance
Comapany NamemCloud Technologies Corp.
                                                            Office of
Technology
October 21, 2022 Page 2
cc:       Avital Perlman
FirstName LastName